AVG TECHNOLOGIES N.V.

Agenda (including explanatory notes) of the Annual General Meeting of Shareholders (the AGM) of AVG Technologies N.V. (the Company), to be held on 19 June 2013 at 10:30 a.m. CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam in the Netherlands.

The notice of this meeting appeared on the Investor Relations section (Corporate Governance > Annual General Meeting) of the Company’s website www.avg.com or investors.avg.com. In that notice, reference is made to the agenda items below.

1.	Opening and announcements

2.	Discussion of the Company's financial statements for the financial year 2012, including the Dutch statutory annual report and annual accounts as well as the annual financial statements filed with the SEC on form 20-F

Said financial statements have been made available to the General Meeting on the Company's website at the time notice of this meeting was given.

3.	Adoption of the Dutch statutory annual accounts for the financial year 2012 (Voting item)

It is proposed to adopt the Dutch statutory annual accounts for the financial year 2012.

4.	Discussion of the Company's dividend policy and appropriation of the 2012 result

Discussion of the Company's dividend policy.

The Company currently intends to retain (future) earnings, if any, to finance the growth and development of its business and to provide additional liquidity. As a result, the Company currently has no intention to pay dividends or to make any other distributions to the holders of its ordinary shares, which includes no dividends in respect of the year ended 31 December 2012.

The 2012 result amounts to US$107,688,000. In line with the Company's dividend policy and Article 29 of the Articles of Association, the Management Board, with the approval of the Supervisory Board, has allocated the 2012 result to the Company's reserves.

5.	Release from liability of the Management Board members in respect of the exercise of their duties during the financial year 2012 (Voting item)

In accordance with Article 28.2 of the Company's Articles of Association, the General Meeting is requested to release the members of the Management Board from liability for their duties insofar as the exercise of such duties is reflected in the 2012 financial statements or otherwise disclosed to the General Meeting.

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6.	Release from liability of the Supervisory Board members in respect of the exercise of their duties during the financial year 2012 (Voting item)

In accordance with Article 28.2 of the Company's Articles of Association, the General Meeting is requested to release the members of the Supervisory Board from liability for their duties insofar as the exercise of such duties is reflected in the 2012 financial statements or otherwise disclosed to the General Meeting.

7.	Adoption of the remuneration policy for the Management Board (Voting item)

In accordance with Article 13.3 of the Company's Articles of Association and the By-laws of the Supervisory Board, the General Meeting is invited to adopt the remuneration policy for the Management Board. The draft remuneration policy is attached hereto as Annex 1.

8.	Approval RSU scheme as part of the remuneration of Mr. Little (Voting item)

In accordance with Article 13.4 of the Company's Articles of Association and the By-laws of the Supervisory Board, the General Meeting is invited to approve the restricted share unit (RSU) scheme for Mr. J. Little, member of the Management Board.

As part of the Company's share option plan, the Supervisory Board proposes to grant 100,000 restricted share units for ordinary shares in the capital of the Company (RSUs) to Mr. J. Little, subject to the terms of the RSU Appendix to the Company's share option plan and the specific RSU award agreement between the Company and Mr. J. Little. The General Meeting has appointed the Supervisory Board as the competent body to issue rights for shares under the Company's share option plan on 22 December 2011. The RSUs shall vest equally in annual installments over a period of 4 years starting from 1 April 2013. Vesting of the RSUs is only subject to the lapse of time and continuance of Mr. J. Little's service to the Company.

9.	Adoption of the remuneration policy for the Supervisory Board (Voting item)

In accordance with Article 19.3 of the Company's Articles of Association and the By-laws of the Supervisory Board, the General Meeting is invited to adopt the remuneration policy for the Supervisory Board. The draft remuneration policy is attached hereto as Annex 2.

The annual remuneration for each Supervisory Board member is set out in the remuneration policy for the Supervisory Board, and is not dependent upon the profit made by the Company.

10.	Approval option grant and other benefits of Mr. Fuller (Voting item)

In addition to the annual remuneration set out in the remuneration policy of the Supervisory Board, it is proposed that Mr. D. Fuller as chairman of the Supervisory Board will be granted options for 250,000 ordinary shares in the capital of the Company, such options vesting equally over a period of 3 years starting from 1 October 2012 and subject to the Company’s option plan and specific option award agreement for Mr. D. Fuller. 50% of the granted options for ordinary shares are time based and 50% are performance based. The time based options shall benefit a 1 year acceleration of vesting in case of a liquidity event as defined in the Company’s option plan. Upon a liquidity event, as defined in the Company’s option plan, for the performance based options the Supervisory Board may decide (subject to applicable securities laws) that the vesting of all or part of the Performance Based Options shall vest, whereby the vesting period for the Performance Based Options that have not vested (if any) starts immediately after the date of the vesting. The option price will be the closing price of the ordinary shares on the date of the AGM.

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It is further proposed that Mr. D. Fuller as chairman of the Supervisory Board will be granted an additional annual fee in the gross amount of USD20,000 to cover U.S. medical, dental and vision healthcare coverage, starting as of the moment Mr. Fuller evidences such US healthcare coverage has been put in place.

11.	Designation of the Management Board as competent body to issue shares (Voting item)

The General Meeting is requested to extend the designation of the Management Board as the competent body to issue ordinary shares and to grant rights to subscribe for ordinary shares for a term of 18 months. The power of the Management Board will include a maximum of 10% of the total issued and outstanding ordinary share capital at the time of issuance plus a further 10% of the issued and outstanding ordinary share capital as per the time of issuance in case an issue occurs as part of a merger or acquisition. A resolution of the Management Board to issue shares or to grant rights to subscribe for shares is subject to the approval of the Supervisory Board.

12.	Designation of the Management Board as competent body to limit or exclude pre-emptive rights (Voting item)

The General Meeting is requested to extend the designation of the Management Board as the competent body to limit or exclude pre-emptive rights of existing shareholders in respect of an issue of ordinary shares and a grant of rights to subscribe for ordinary shares for a term of 18 months. The power of the Management Board will include a maximum of 10% of the total issued and outstanding ordinary share capital at the time of issuance plus a further 10% of the issued and outstanding ordinary share capital as per the time of issuance in case an issue occurs as part of a merger or acquisition. A resolution of the Management Board to limit or exclude pre-emptive rights is subject to the approval of the Supervisory Board.

13.	Authorization of the Management Board to repurchase shares (Voting item)

The General Meeting is requested to authorize the Management Board to resolve on the acquisition by the Company of its fully paid-up ordinary shares, for a maximum of 20% of the issued share capital as per the date of the AGM, through a purchase on the stock exchange or otherwise for a term of 18 months against a repurchase price between on the one hand, the nominal value of the ordinary shares concerned and, on the other hand, an amount of 110% of the highest price of the ordinary shares officially quoted on any of the official stock markets the Company is listed on any of 30 banking days preceding the date the repurchase is effected or proposed. A resolution of the Management Board to repurchase ordinary shares is subject to the approval of the Supervisory Board.

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14.	Appointment of Mr. Giamatteo as Management Board member (Voting item)

The General Meeting is requested to appoint Mr. J. Giamatteo as member of the Management Board for a period of 4 years ending immediately following the AGM 2017. In accordance with Article 14.2 of the Articles of Association of the Company, and taking into account the By-laws of the Supervisory Board, the Supervisory Board nominated Mr. Giamatteo for his operational experience and active contribution to the Company; Mr. Giamatteo runs all operations of the Company in his capacity of COO.

The particulars of Mr. Giamatteo are attached hereto as Annex 3.

15.	Re-appointment of Mr. Tenwick as Supervisory Board member (Voting item)

Due to the rotation schedule Messrs. Tenwick and Bator will resign from the Supervisory Board per the end of the AGM. Mr. Tenwick is available for reappointment. Mr. Bator is not available; he served as Supervisory Board member since 2005.

The General Meeting is requested to re-appoint Mr. C.J. Tenwick as member of the Supervisory Board with effect as of the end of the AGM for a period of four (4) years ending immediately following the AGM 2017. In accordance with Article 20.2 of the Articles of Association of the Company, and taking into account the By-laws of the Supervisory Board including the Supervisory Board profile, the Supervisory Board nominated Mr. C.J. Tenwick for re-appointment for his relevant knowledge of the ecommerce business, the IT and software market, global human capital management, human resource and remuneration policies in the IT market, and his wide business experience in that respect.

The particulars of Mr. Tenwick are attached hereto as Annex 4.

16.	Appointment of external auditor (Voting item)

In accordance with Article 27.1 of the Articles of Association of the Company, it is proposed to appoint KPMG Accountants N.V. as the external auditor of the Company for the financial year 2013.

The 2012 annual accounts were audited by BDO Audit & Assurance B.V., an independent registered public accounting firm.

17.	Questions

18.	Close

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ANNEX 1

REMUNERATION POLICY FOR THE MANAGEMENT BOARD OF

AVG TECHNOLOGIES N.V.

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REMUNERATION POLICY FOR THE MANAGEMENT BOARD OF

AVG TECHNOLOGIES N.V.

[approved by the general meeting of shareholders on 19 june 2013]1

1.	General

1.1	Principles

This remuneration policy of AVG Technologies N.V. (the Company) is based on the following principles:

•	the remuneration of the members of the management board of the Company (the Management Board) are competitive in relation to both the market in which the Company operates in and the relative size of the business
•	the fixed and variable pay ratio and the short-term incentive and the long-term incentive focus on remuneration that recognizes the achievement against agreed targets and delivery of long-term shareholder value creation; and
•	the remuneration is linked to the experience, role, focus, responsibilities, performance and required experience and skills of each member of the Management Board in order to enhance behavior required for a successful performance in the existing roles within the Management Board.

The Supervisory Board will at regular intervals evaluate the objectives and structure of the remuneration policy to ensure it is fit for purpose in delivering the stated objectives.

1.2	Components

The remuneration consists of the following components:

•	base salary;
•	a short-term incentive;
•	a long-term incentive;
•	other benefits, applicable to certain members of the Management Board, such as housing costs and contributions related to healthcare; and
•	other arrangements, applicable to certain members of the Management Board, such as use of a mobile phone and company car for business purposes.

2.	Objectives remuneration policy

The Company and its subsidiaries and affiliates (jointly referred to as AVG) hold the view that its remuneration policy for the Management Board should serve the following objectives (the Remuneration Objectives):

•	reflect the interests of all stakeholders;
•	attract and retain board members that have the talent and skills to develop and expand the business;
•	link rewards to creating shareholder value;
•	relate the variable income component to performance reinforcing the business strategy;
•	avoid inappropriate risks; and
•	create long-term value and enhance the sustainable development of the Company.

1 To be included after the approval by the General Meeting.

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3.	Base salary

The supervisory board of the Company (the Supervisory Board) has established via the use of independent external research and benchmarking that the current remuneration is in line with the Remuneration Objectives and as a result currently proposes no fundamental changes as regards the remuneration of the members of the Management Board.

The base salary can be increased in the first quarter of each financial year of the Company with a maximum of 5%, subject to Supervisory Board approval.

4.	SHORT-TERM INCENTIVE

4.1	Ratio short term incentive

The Supervisory Board may grant the members of the Management Board an annual cash bonus:

•	the Chairman of the Management Board may be eligible to a bonus of:
o	up to 100% of the annual base gross salary based upon achieving the set financial and operating goals for the period; and
o	up to 125% of the annual base gross salary if the set financial and operating goals for the period are exceeded;
•	other members of the Management Board may be eligible to a bonus of:
o	up to 80% of the annual base gross salary based upon achieving the set financial and operating goals for the period; and
o	up to 125% of the applicable bonus percentage of the annual base gross salary if the set financial and operating goals for the period are exceeded.

Up to 40% of the short-term incentive amount granted is payable after the first half of the relevant year per the Company’s then current applicable payroll practices and timing for effectuating payment of such amounts. The remaining up to 60% is deferred and is payable in the following year per the Company’s then current applicable payroll practices and timing for effectuating payment of such amounts.

4.2	Objectives

The objective of this short-term incentive is to incentivize the Management Board on achieving the annual objectives related to the short-term focus of AVG and investors, and is typically reviewed and assessed against annual targets and objectives, which are set by the Supervisory Board regularly.

4.3	Targets

Payment of the bonus as a whole is dependent on the achievement of agreed objectives set by the Supervisory Board. The agreed objectives fully (100%) consist of company achievements, consisting of financial and non-financial performance.

Further details on the performance targets cannot be disclosed as this regards commercially sensitive information. In addition, such information may qualify as guidance on financial performance, which may lead to the obligation to provide trading updates, where such need would otherwise not exist.

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4.4	Additional bonus payments

The bonus payments referred to above may be increased by the Supervisory Board at its sole discretion in the event of exceptional achievements of the relevant member of the Management Board.

5.	Long-term incentive

5.1	General

The long-term incentive of members of the Management Board consists of the grant of options (Options) or restricted share units (RSUs) of ordinary shares in the capital of the Company.

Grant

The Supervisory Board is authorized to grant Options and/or RSUs to members of the Management Board, subject to the approval of the general meeting of shareholders of AVG (the General Meeting of Shareholders), in accordance with the terms and conditions set out in the option plan dated 7 May 2013, as amended from time to time (the Option Plan) and the RSU appendix to the Option Plan dated 7 May 2013, as amended from time to time (the RSU Plan) respectively.

The number of ordinary shares in respect of which Options and/or RSUs may be granted shall not exceed 8,159,948 ordinary shares or such higher number of ordinary shares as agreed by the General Meeting of Shareholders. The Options granted under the Option Plan or RSUs granted under the RSU Plan are granted on the basis of an Option or RSU agreement respectively with the relevant member of the Management Board setting out the terms and details of the Option or RSU grant in more detail, inter alia, including the exercise price of the Options.

Vesting

The Option Plan and the RSU Plan provide for a vesting schedule of the Options and RSUs setting out that the Options and RSUs granted will vest in accordance with the vesting schedule over a period of four years. The Supervisory Board has the discretionary power to propose an alternative vesting schedule in the Option and/or RSU agreement entered into with the nominee.

Exercise price

The exercise price of the Options granted under the Option Plan is determined by the Supervisory Board in accordance with the Option Plan and the Consistent Course of Action, including the annexes thereto, as amended from time to time, currently being the closing price of the ordinary shares on the second full trading day following the relevant quarter earnings announcement.

5.2	Objectives

The purpose of the long term incentive in the form of Options and RSUs granted in accordance with the Option Plan and the RSU Plan is to provide members of the Management Board with the opportunity to participate directly in the growth of the value of AVG to which they contribute.

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Furthermore, by granting a long term incentive in the form of equity an alignment of the long term interest of the members of the Management Board and AVG is effected in order to ensure that sound and prudent risk management is promoted and rewarded.

5.3	Annual Option and RSU grant

The Supervisory Board may, within the available options and RSUs pool, the corporate authority granted and in accordance with the Consistent Course of Action, including the annexes thereto, as amended from time to time, at its sole discretion, taking into account the objectives set out in paragraph 5.2 above, the performance of the Company and of the relevant member of the Management Board, approve additional option and/or RSU grants to the members of the Management Board up to a maximum of 500,000 Options and RSUs in aggregate in one year, divided as follows:

•	400,000 Options or RSUs, or a combination thereof, resulting in a maximum total of 400,000 per member of the Management Board if the Options or RSUs of a previous Option or RSU grant respectively for such respective member of the Management Board have partially or fully vested in such applicable financial year; and/or

•	100,000 Options or RSUs, or a combination thereof, resulting in a maximum total of 100,000 per member of the Management Board in the event of special achievements or accomplishments and recognition.

5.4	Tax equalization

As a result of the relocation of the CFO from the Czech Republic to the Netherlands, the Company will compensate the CFO in cash for any higher taxes that the CFO pays as Dutch tax residents upon the exercise of any options that were granted but unvested as of 1 November 2011.

6.	Remuneration in the event of dismissal

In the event of dismissal, the remuneration of a member of the Management Board shall in principle not exceed one year's salary (the 'fixed' remuneration component), provided that the current members of the Management Board will, if their non-compete obligations which apply for a 12-month period after the date of termination or dissolution are not waived , receive during the non-compete period their base salary plus bonus calculated on a monthly basis equal to the higher of the average for (i) the last 12 months or (ii) the last calendar quarter before the date of termination or dismissal for each month that they comply with their obligations under their non-compete provision. If their non-compete obligations are waived, they shall only be paid a one-time severance payment equal to six months of non-compete compensation, and any monthly payments already made shall be deducted from such payment except where prohibited by law. The amount of compensation the current members of the Management Board will receive in the event of dismissal will not exceed the higher of (i) one year's base salary or (ii) the aforementioned total compensation he receives during the non-compete period.

7.	Commissions and gifts

Members of the Management Board shall not in connection with the performance of their duties, directly or indirectly, accept or demand commission, contributions or reimbursement in any form whatsoever from AVG. This does not apply to customary promotional gifts of little value and all reasonable costs incurred with the consent of the CEO, or, with respect to the CEO, incurred with the consent of the chairman of the Supervisory Board.

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8.	Insurances & pension

Other than any applicable statutory national premiums for state pension, the Company does not pay or reimburse pension premiums for the Management Board members.

The Company reimburses the members of the Management Board for the health insurance premiums for the Management Board members and their family members.

The members of the Management Board may benefit from insurances that are provided to employees of the relevant AVG entities the respective Management Board members are employed by generally, for example insurance against short-term or long-term disability.

9.	Loans, advances and guarantees

In relation to members of the Management Board, no loans, advances or guarantees are or will be in place.

10.	Adjustment and recovery of bonuses

If a variable remuneration component conditionally awarded to a member of the Management Board in a previous financial year would, in the opinion of the Supervisory Board, produce an unfair result due to extraordinary circumstances during the period in which the predetermined performance criteria have been or should have been achieved, the Supervisory Board has the power to adjust on behalf of AVG the value downwards or upwards.

The Supervisory Board is entitled at its discretion to recover on behalf of AVG from any member of the Management Board any variable remuneration awarded on the basis of incorrect financial or other data, provided that such recovery decision shall be duly motivated. This right of recovery exists irrespective of whether the member of the Management Board has been responsible for the incorrect financial or other data or was aware or should have been aware of this incorrectness.

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ANNEX 2

REMUNERATION POLICY FOR THE SUPERVISORY BOARD OF

AVG TECHNOLOGIES N.V.

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REMUNERATION POLICY FOR THE SUPERVISORY BOARD OF

AVG TECHNOLOGIES N.V.
(the “Company”)

[approved by the general meeting of shareholders on 19 june 2013]1

1.	GENERAL

The remuneration of the Supervisory Board members is determined by the General Meeting of Shareholders and will not be dependent upon the profit of the Company. The Supervisory Board shall from time to time submit proposals on its remuneration to the General Meeting of Shareholders.

2.	COMPONENTS

2.1	Remuneration

Supervisory Board and Committees:

Chairman Dale Fuller: US$ 20,000 gross per month for his duties as chairman of the Supervisory Board and membership in the Supervisory Board Committees which covers 15 days per quarter, as set out in more detail in a letter dated 24 March 2010 by the Company to Dale Fuller. Any additional day will, subject to submission of supporting timesheets and justification and subject to the approval from the Chairman of the Audit Committee, be paid at a per-day rate of US$ 4,000, in case such day shall require travelling, and of US$ 3,000 if no such travelling is required.

All other independent members: US$ 70,000 gross per annum for their duties as members of the Supervisory Board and membership in the Supervisory Board Committees.

All non-independent members: nil.

Chairmen of Committees: In addition to the remuneration set out above, each independent member of the Supervisory Board serving (if applicable) as chairman of the Audit Committee and/or the Remuneration Committee and/or the Nominations and Governance Committee receives US$ 30,000 per year.

Note: Such remuneration for the Chairmen of the Committees and the membership in the Supervisory Board and Supervisory Board Committees of the independent Supervisory Board Members covers up to 30 days of service per year. The remuneration for any additional days worked beyond such 30 days of service during any given financial year shall be US$ 3,000, which amount shall be inclusive of any travel, subject to submission of supporting timesheets and justification and subject to the approval from the Chairman of the Supervisory Board (or if it concerns the Chairman, the Chairman of the Audit Committee). It is intended and anticipated that no additional days beyond such 30 days of service per year shall be required.

1 To be included after the approval by the General Meeting.

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2.2	Options and Restricted Share Units

An independent Supervisory Board member may be granted rights to shares in the Company’s capital by way of remuneration.

Grant

The Supervisory Board is authorized to grant independent members of the Supervisory Board options (Options) and/or restricted share units (RSUs) of ordinary shares in the capital of the Company, subject to the approval of the general meeting of shareholders of AVG (the General Meeting of Shareholders), in accordance with the terms and conditions set out in the option plan dated 7 May 2013, as amended from time to time (the Option Plan) and the RSU appendix to the Option Plan dated 7 May 2013, as amended from time to time (the RSU Plan) respectively.

The number of ordinary shares in respect of which Options and/or RSUs may be granted shall not exceed 8,159,948 ordinary shares or such higher number of ordinary shares as agreed by the General Meeting of Shareholders. The Options granted under the Option Plan or RSUs granted under the RSU Plan are granted on the basis of an Option or RSU agreement respectively with the relevant member of the Supervisory Board setting out the terms and details of the Option or RSU grant in more detail, inter alia, including the exercise price of the Options.

Vesting

The Option Plan and the RSU Plan provide for a vesting schedule of the Options and RSUs setting out that the Options and RSUs granted will vest in accordance with the vesting schedule over a period of four years. The Supervisory Board has the discretionary power to propose an alternative vesting schedule in the Option and/or RSU agreement entered into with the nominee.

Exercise price

The exercise price of the Options granted under the Option Plan is determined by the Supervisory Board in accordance with the Option Plan and the Consistent Course of Action, including the annexes thereto, as amended from time to time, currently being the closing price of the ordinary shares on the second full trading day following the relevant quarter earnings announcement.

2.3	Reimbursement for costs

Apart from their remuneration as defined under section 2.1, Supervisory Board members shall be reimbursed for all reasonable costs incurred in connection with their attendance of meetings, the reasonableness of such costs being assessed by the Chairman of the Supervisory Board (costs incurred by the Chairman are assessed by the Chairman of the Audit Committee). Any other expenses are only reimbursed, in whole or in part, if incurred with the consent of the Chairman of the Supervisory Board or the Corporate Secretary on his behalf (or if it concerns the Chairman, the Chairman of the Audit Committee or the Company Secretary on his behalf).

If a Supervisory Board member is required to charge VAT on his fees, this will be paid by the Company.

3.	LOANS, ADVANCES AND GUARANTEES

In relation to members of the Supervisory Board, the Company and its subsidiaries do not grant loans, guarantees or the like to Supervisory Board members. Loans are not remitted.3

3 Dutch Corporate Governance Code, best practice provision III.7.4 and also prohibited by Exchange Act Section 13(k).

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ANNEX 3

PARTICULARS OF MR. GIAMATTEO

•	Age: 46
•	Profession: chief operating officer of the AVG Technologies group of companies
•	Number of shares held in the capital of the Company: 0
•	Positions held in the past (insofar relevant): chief operating officer of Solera Holdings, Inc., chief operating officer of RealNetworks, Inc., President – Asia Pacific Region of Notrel Network Corporation

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ANNEX 4

PARTICULARS OF MR. TENWICK

•	Age: 52
•	Profession: chief executive officer of Livebookings Holdings Ltd
•	Number of shares held in the capital of the Company: 0
•	Positions held now and in the past (insofar relevant): member of the board of auFeminin.com, chief executive officer of StepStone ASA, and leadership positions at Red Hat, Sybase and Ingres
•	Name of legal entities of which Mr Tenwick is a supervisory board member: chairman of Control Circle Ltd and CT Partnership Ltd

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